

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 22, 2007

Via Mail and Fax

M. Brent Stevens
Chief Executive Officer
3rd Street Ice Harbor, PO Box 1750
Dubuque, Iowa 52001

> **RE:** **Peninsula Gaming, LLC, Peninsula Gaming Corp. and Diamond Jo,**
> **LLC**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 333-117800**

Dear Mr. Stevens:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis …, page 21
Liquidity and Capital Resources, page 26

1. Please disclose in terms of cash the reason for the material change in cash from operating activities. Since you use the indirect method in presenting cash flows from operating activities on the statement of cash flows, reciting changes in line items reported therein is not sufficient. Refer to Section IV.B.1 of FR-72 for guidance.

Item 9A. Controls and Procedures, page 34

2. Please revise to clarify, if true, that the chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure," and "to give reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Refer to the complete definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15d-15(e). If either of these assertions is not true, please tell us and disclose the reason(s) why.

Item 15. Exhibits and Financial Statement Schedules, page 46

3. Please amend the 2006 Form 10-K and subsequent Form 10-Q in their entirety to include "Exhibit 32 – Section 1350 Certifications" pursuant to Item 601(B)(32) of Regulation S-K. Ensure inclusion of this certification in future filings as well. Please note that filings so amended must also include new "Rule 13A-14(A)/15D-14(A) Certifications" required by Item 601(B)(31) of Regulation S-K.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 4. Debt, page F-12

4. Please tell us and disclose (i) the terms and conditions, including settlement provisions, of the contingent put option associated with the 11% notes of DJW, (ii) the fair value of the put at December 31, 2006, (iii) how the fair value of the put was determined, and (iv) the amount of the discount associated with the 11% notes.

Note 6. Leasing Arrangements, page F-16
Other, page F-16

5. Please disclose the amount of contingent rent incurred in each period, pursuant to paragraphs 16.a.iv and c of FAS 13. Also, explain to us and in your disclosure the difference in rent expense for 2006 and the minimum rental payment for 2007.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Natalie A. Schramm, Chief Financial Officer